UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 24, 2025

SANDY SPRING BANCORP, INC.

(Exact name of registrant as specified in its charter)

Maryland	000-19065	52-1532952
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

17801 Georgia Avenue, Olney, Maryland 20832

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (301) 774-6400

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, par value $1.00 per share	SASR	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

As previously reported, on October 21, 2024, Atlantic Union Bankshares Corporation, a Virginia corporation (“Atlantic Union”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sandy Spring Bancorp, Inc., a Maryland corporation (“Sandy Spring”), pursuant to which Sandy Spring will merge with and into Atlantic Union (the “Merger”), with Atlantic Union surviving the Merger.

In connection with the Merger, Atlantic Union filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 on November 21, 2024, as amended on December 13, 2024, and which was declared effective by the SEC on December 17, 2024, which contained a prospectus with respect to the shares of Atlantic Union capital stock to be issued in connection with the Merger and a joint proxy statement of Atlantic Union and Sandy Spring. Each of Atlantic Union and Sandy Spring filed a definitive joint proxy statement/prospectus with the SEC on December 17, 2024 (collectively, the “joint proxy statement/prospectus”), which Atlantic Union and Sandy Spring first mailed to their respective shareholders or stockholders on or about December 18, 2024.

Following the announcement of the Merger Agreement and as of the date of this Current Report on Form 8-K, a purported shareholder of Atlantic Union filed the following lawsuit against Atlantic Union, the individual members of the Atlantic Union board of directors, Sandy Spring and Sodali & Co., Atlantic Union’s proxy solicitor: Delman v. Agee, et al., Connecticut Superior Court, Judicial District of Bridgeport, Docket No. FBT-CV25-6142122-S (January 10, 2025) (the “Delman Complaint”). Two other purported shareholders of Atlantic Union also filed the following two lawsuits against Atlantic Union and the individual members of the Atlantic Union board of directors: Miller v. Atlantic Union Bankshares Corporation, et. al., Supreme Court of the State of New York, County of New York, Index No. 650230/2025 (January 14, 2025) (the “Miller Complaint”) and Jones v. Atlantic Union Bankshares Corporation, et. al., Supreme Court of the State of New York, County of New York, Index No. 650262/2025 (January 16, 2025) (the “Jones Complaint” and together with the Delman Complaint and the Miller Complaint, the “Complaints”). Additionally, beginning on December 4, 2024, Sandy Spring received demand letters from counsel representing individual purported stockholders of Sandy Spring (collectively, the “Demands” and, together with the Complaints, the “Matters”). The Matters allege, among other things, that Atlantic Union, Sandy Spring and the other named defendants caused a false and misleading registration statement relating to the Merger to be filed with the SEC in violation of Section 14(a) and Section 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 14a-9 promulgated thereunder, breached their fiduciary obligations under state law, and/or committed negligence and negligent misrepresentation and concealment under state common law.

Atlantic Union and Sandy Spring believe that the claims asserted in the Matters are without merit and that supplemental disclosures are not required or necessary under applicable laws. However, in order to avoid the risk that the Matters delay or otherwise adversely affect the Merger, and to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, Atlantic Union and Sandy Spring are supplementing the joint proxy statement/prospectus as described in this Current Report on Form 8-K. Atlantic Union, Sandy Spring and the other named defendants deny that they have violated any laws or breached any fiduciary duties. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein or in the joint proxy statement/prospectus. To the contrary, Atlantic Union, Sandy Spring and the other named defendants specifically deny all allegations in the Matters and that any additional disclosure was or is required in the joint proxy statement/prospectus.

Supplemental Disclosures to the Joint Proxy Statement/Prospectus

The supplemental information contained in this Current Report on Form 8-K supplements the disclosures contained in the joint proxy statement/prospectus and should be read in conjunction with the joint proxy statement/prospectus, which should be read in its entirety. Defined terms used but not defined below have the meanings set forth in the joint proxy statement/prospectus. All page references in the information below are to pages in the joint proxy statement/prospectus. Paragraph references used herein refer to the joint proxy statement/prospectus before any additions or deletions resulting from the supplemental disclosures. The information contained herein speaks only as of January 24, 2025, unless the information indicates another date applies. For clarity, new text within restated paragraphs from the joint proxy statement/prospectus is highlighted with bold and underlined text, while deleted text is ~~bold and stricken-through~~.

The section of the joint proxy statement/prospectus entitled “The Atlantic Union Special Meeting—Solicitation of Proxies” beginning on page 54 is hereby supplemented as follows:

Atlantic Union and Sandy Spring will each bear their own expenses incurred in connection with the merger, including the retention of any information agent or other service provider, except that expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus will be shared equally by Atlantic Union and Sandy Spring. To assist in the solicitation of proxies, Atlantic Union has retained Sodali & Co, for a fee of $25,000 plus additional fees to be determined at the conclusion of the solicitation and reimbursement of reasonable and customary documented out-of-pocket expenses for their services. Sodali & Co did not provide proxy solicitation services to Atlantic Union prior to the start of the present engagement, and is not providing such services to Atlantic Union unrelated to the transactions. Atlantic Union and its proxy solicitor may also request banks, brokers, trustees and other intermediaries holding shares of Atlantic Union common stock beneficially owned by others to send this joint proxy statement/prospectus to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Atlantic Union. No additional compensation will be paid to Atlantic Union’s directors, officers or employees for solicitation.

The section of the joint proxy statement/prospectus entitled “The Merger—Background of the Merger” starting on page 66 is hereby supplemented as follows:

The last full paragraph on page 67 is amended and restated as follows:

At the direction of Sandy Spring, a representative of KBW met with the chief executive officer of the fourth identified regional bank holding company (Company D) and was informed that Company D had no interest in a business combination with Sandy Spring ~~existed~~ at that time.

The following paragraph is added below the second paragraph on page 68:

On May 7, 2024, the Atlantic Union board held a regular meeting. Mr. Asbury discussed with the Atlantic Union board the current M&A landscape and key financial metrics of four potential future acquisition targets, including Sandy Spring, discussing branch footprints; credit concentrations and credit quality; how each may fit within Atlantic Union’s overall acquisition strategy; and potential cultural similarities and differences. Directors engaged in a discussion and asked questions to which Mr. Asbury, Mr. Gorman and Ms. Tedesco responded.

The following paragraph is added below the fourth paragraph on page 68:

On June 25, 2024, Mr. Asbury updated the Atlantic Union board on the current M&A landscape, recent discussions with Mr. Schrider regarding Sandy Spring as a potential acquisition target, and an upcoming meeting with Mr. Schrider scheduled for June 28, 2024.

The seventh full paragraph on page 68 is amended and restated as follows:

On July 31, 2024, the Sandy Spring board held a regular meeting. Mr. Schrider discussed with the Sandy Spring board his communications with Mr. Asbury and the chief executive officers of Company B and Company C. The Sandy Spring board discussed strategic alternatives, including pursuing potential acquisition targets and a potential merger with Atlantic Union, and whether there were other potential partners for a business combination. Following the discussions, the Sandy Spring board concluded that Atlantic Union remained the most favorable potential counterparty that had the interest and ability to consummate a transaction with Sandy Spring and instructed Mr. Schrider to continue discussions with Atlantic Union about the terms of a potential merger transaction.

The eleventh full paragraph on page 68 is amended and restated as follows:

On August 13, 2024, the Executive Committee of the Atlantic Union board held a special meeting. At the meeting, the Executive Committee received an update on the status of exploratory discussions between Atlantic Union and Sandy Spring regarding a potential business combination transaction from Mr. Asbury and other members of Atlantic Union’s management. Among other topics, Mr. Asbury provided an overview of Sandy Spring’s business and geographic footprint, both Atlantic Union and Sandy Spring’s rationale for pursuing a potential transaction, and the preliminary due diligence conducted by Atlantic Union Bank to analyze interest rate marks and discounts related to a potential commercial real estate loan sale.

The fourth full paragraph on page 69 is amended and restated as follows:

On September 6, 2024, Mr. Asbury, Mr. Gorman, Ms. Tedesco and other members of Atlantic Union’s management met with representatives of Morgan Stanley to discuss how to determine the exchange ratio for purposes of submitting a written non-binding letter of intent (the “LOI”). Following this meeting, Mr. Asbury called Mr. Schrider to verbally communicate the expected terms of the LOI and followed up with an email containing a bullet point summary of the proposed terms. Atlantic Union initially offered an exchange ratio of 0.85 shares of Atlantic Union common stock for each share of Sandy Spring common stock, which represented an implied premium of 3.00% to the price of Sandy Spring common stock, based on the closing stock prices of Atlantic Union common stock and Sandy Spring common stock on September 5, 2024, and that the transaction was expected to be accompanied by an offering of approximately $400 million of Atlantic Union common stock and the sale of approximately $2 billion of commercial real estate loans after completion of the proposed transaction. Over that evening and the next two days, representatives of Sandy Spring discussed with representatives of KBW the financial terms of the transactions and the underlying financial assumptions, and representatives of KBW discussed the same with representatives of Morgan Stanley. At the direction of Sandy Spring, KBW communicated to a representative of Morgan Stanley Sandy Spring’s position that an exchange ratio of 0.85 was insufficient.

The seventh full paragraph on page 69 is amended and restated as follows:

On September 9, 2024, Atlantic Union sent to Sandy Spring a draft LOI, subject to approval of the Executive Committee of the Atlantic Union board, which contemplated an all-stock merger in which Sandy Spring would merge with Atlantic Union and Sandy Spring stockholders would receive shares of Atlantic Union common stock at a fixed exchange ratio of 0.900 shares of Atlantic Union common stock per share of Sandy Spring common stock, which represented an implied premium of 14.2% to the price of Sandy Spring common stock, based on the closing stock prices of Atlantic Union common stock and Sandy Spring common stock on September 3, 2024, which was the day prior to the Published Article regarding a potential transaction, and an implied premium of 10.2% to the price of Sandy Spring common stock, based on the closing prices of Atlantic Union common stock and Sandy Spring common stock on September 9, 2024. The proposed LOI contemplated that, upon the closing of the transaction, Mr. Schrider would be added to the Atlantic Union board and that Atlantic Union would be open to adding other members of the Sandy Spring board to the Atlantic Union board. The proposed LOI stated that Atlantic Union would be pleased to discuss roles for key executives of Sandy Spring’s management team within Atlantic Union’s management structure. The proposed LOI also referenced Atlantic Union’s expectation that, subject to review of applicable equity plans, the Sandy Spring restricted stock unit awards held by Sandy Spring employees would be converted into restricted stock unit awards of Atlantic Union under their existing terms, including vesting, in a manner consistent with the exchange ratio contemplated in the proposed LOI. The proposed LOI indicated that Atlantic Union intended to raise approximately $400 million of capital concurrent with the announcement of the transaction and that Atlantic Union anticipated selling approximately $2 billion of commercial real estate loans following completion of the transaction to reduce the combined company’s commercial real estate loan concentration and improve the combined company’s loan-to-deposit ratio and liquidity profile. The proposed LOI was conditioned on Atlantic Union’s satisfactory completion of due diligence and required that Sandy Spring agree to negotiate exclusively with Atlantic Union for a 45-day period.

The last paragraph beginning on page 70 is amended and restated as follows:

On September 20, 2024, at a regular meeting of the Atlantic Union board, the Atlantic Union board reviewed with representatives of Morgan Stanley an overview of the proposed transaction, including an overview of Sandy Spring, process update, strategic rationale, certain preliminary financial information relating to the transaction, commercial real estate loan sale considerations, potential capital raise considerations and next steps. The Atlantic Union board also approved the reconstitution of the Corporate Development Advisory Committee (the “Transaction Committee”) of the Atlantic Union board, a committee composed solely of independent directors (such directors being Mr. Ronald L. Tillett, Ms. Nancy Howell Agee, Mr. Patrick E. Corbin; Mr. Donald R. Kimble; Mr. Patrick J. McCann; Ms. Linda V. Schreiner and Mr. F. Blair Wimbush), to receive updates and advise management and the Atlantic Union board on the proposed merger transaction.

The second full paragraph on page 72 is amended and restated as follows:

On October 16, 2024, the Atlantic Union board held a special meeting to receive updates on the proposed transaction, which was also attended by members of Atlantic Union’s management and representatives of Morgan Stanley and Davis Polk. At the meeting, representatives of Morgan Stanley provided an update on discussions with Sandy Spring and the proposed capital raise transaction, and discussed with the Atlantic Union board certain strategic considerations related to the proposed transaction, including that the merger would enhance and expand Atlantic Union’s scale, diversity and capabilities for clients in key Mid-Atlantic markets. Representatives of Morgan Stanley also discussed certain preliminary financial information with the Atlantic Union board and reviewed with the Atlantic Union board certain potential capital-raise structures, including the entrance into a forward sale agreement to raise equity capital through a registered offering of equity concurrently with the potential entry into a merger agreement with Sandy Spring. Representatives of Morgan Stanley concluded with an update on market conditions and trends generally as well as a discussion of recent precedent transactions. The Atlantic Union board discussed the financial impacts of such a transaction, as well as the risks and benefits associated with it, and, following such discussion, approved the entry into a proposed registered offering of equity and entrance into one or more forward sale agreements (together, the “forward sale transaction”), subject to the approval of a committee of the Atlantic Union board (the “Pricing Committee”). Also at the meeting, the Atlantic Union board received from management a comprehensive update on results of due diligence reviews, including in the areas of credit, technology, operations, and compliance. Representatives of Davis Polk provided the Atlantic Union board with an overview of the directors’ fiduciary duties in connection with their consideration of the proposed transaction. Thereafter, representatives of Davis Polk reviewed the terms of the proposed merger agreement and the other transaction documents.

The section of the joint proxy statement/prospectus entitled “The Merger—Opinion of Atlantic Union’s Financial Advisor” starting on page 76 is hereby supplemented as follows:

The first table on page 80 is hereby replaced with the following:

Sandy Spring Selected Companies	Price/2025E EPS	Price/TBV
Community Financial System, Inc.	15.9x	4.2x
Dime Community Bancshares, Inc.	11.4x	1.2x
Eagle Bancorp, Inc.	11.2x	0.6x
First Bancorp (North Carolina)	14.4x	2.0x
First Commonwealth Financial Corporation	11.7x	1.8x
Live Oak Bancshares, Inc.	17.8x	2.3x
NBT Bancorp Inc.	13.3x	2.0x
OceanFirst Financial Corp.	11.5x	1.0x
TowneBank	13.1x	1.7x
WesBanco, Inc.	10.1x	1.5x
Bottom Quartile	11.5x	1.3x
Median	12.4x	1.7x
Top Quartile	14.1x	2.0x
Sandy Spring	12.6x	1.2x

The first table on page 81 is hereby replaced with the following:

Atlantic Union Selected Companies	Price/2025E EPS	Price/TBV
Ameris Bancorp	13.0x	1.8x
BankUnited, Inc.	11.3x	1.1x
F.N.B. Corporation	10.1x	1.4x
Fulton Financial Corporation	10.2x	1.4x
Pinnacle Financial Partners, Inc.	13.8x	1.9x
Provident Financial Services, Inc.	8.8x	1.5x
ServisFirst Bancshares, Inc.	18.0x	3.1x
SouthState Corporation	13.5x	2.1x
TowneBank	13.1x	1.7x
United Bankshares, Inc.	13.4x	1.7x
United Community Banks, Inc.	12.5x	1.5x
WesBanco, Inc.	10.1x	1.5x
Bottom Quartile	10.2x	1.5x
Median	12.8x	1.6x
Top Quartile	13.4x	1.8x
Atlantic Union	11.9x	2.0x

The first two paragraphs (including associated tables) of the section of the joint proxy statement/prospectus entitled “Precedent Transactions Analysis” beginning on page 84 are hereby replaced with the following:

Morgan Stanley performed a precedent transactions analysis, which attempts to imply a value of a company based on publicly available financial terms of selected transactions. Morgan Stanley reviewed the publicly available financial information for certain bank transactions announced between January 1, 2020 and October 18, 2024 with a transaction value greater than $1.0 billion, and excluding mergers of equals.

For purposes of this analysis, based on publicly available financial information, Morgan Stanley analyzed the multiple of price to forward estimated diluted earnings per share, or Price/Forward EPS, the multiple of price to tangible book value per share, or Price/TBV and the core deposit premium, for each of the target companies in the selected transactions and the proposed merger assuming the $34.93 implied value per share of Sandy Spring common stock as of October 18, 2024 based on the closing price of $38.81 per share of Atlantic Union common stock on October 18, 2024 and the exchange ratio. The following table presents the transactions reviewed, the date each transaction was announced and the results of this analysis:

Precedent Transactions		Date Announced	Price/ Forward EPS	Price/TBV	Core Deposit Premium
Acquiror	Target
Renasant Corporation	The First Bancshares, Inc.	7/29/2024	14.0x	1.8x	8.3%
SouthState Corporation	Independent Bank Group, Inc.	5/20/2024	12.0x	1.5x	4.7%
UMB Financial Corporation	Heartland Financial, USA Inc.	4/29/2024	9.7x	1.5x	4.8%
Provident Financial Services, Inc.	Lakeland Bancorp, Inc.	9/27/2022	11.4x	1.5x	5.6%
BMO Financial Group	Bank of the West	12/20/2021	NA	1.7x	9.0%
Columbia Financial, Inc.	Umpqua Holdings Corporation	10/12/2021	13.8x	1.9x	9.4%
Valley National Bancorp	Bank Leumi le-Israel Corporation	9/23/2021	12.6x	1.3x	4.0%
U.S. Bancorp	MUFG Union Bank, N.A	9/21/2021	21.3x	1.3x	2.0%
First Interstate Bank BancSystem, Inc.	Great Western Bancorp, Inc	9/16/2021	12.3x	1.7x	7.2%
Citizens Financial Group, Inc.	Investors Bancorp, Inc.	7/28/2021	11.7x	1.3x	4.3%
New York Community Bancorp, Inc.	Flagstar Bancorp, Inc.	4/26/2021	9.3x	1.2x	2.2%
Independent Bank Corp.	Meridian Bancorp, Inc.	4/22/2021	15.3x	1.5x	8.7%
M&T Bank Corporation	People’s United Financial, Inc.	2/22/2021	13.7x	1.7x	6.5%
Huntington Bancshares Inc.	TCF Financial Corp.	12/13/2020	11.8x	1.5x	5.4%
PNC Financial Services Group, Inc.	BBVA USA Bancshares, Inc.	11/16/2020	NA	1.3x	3.7%
Pacific Premier Bancorp, Inc.	Opus Bank	2/3/2020	16.3x	1.4x	5.2%
Bottom Quartile			11.7x	1.3x	4.3%
Median			12.4x	1.5x	5.3%
Top Quartile			13.9x	1.7x	7.5%
Merger			13.5x	1.3x	3.3%

The second sentence of the section of the joint proxy statement/prospectus entitled “Illustrative Pro Forma Financial Impact Analysis” beginning on page 85 is hereby replaced with the following:

This analysis indicated that the merger would be accretive to Atlantic Union’s earnings per share and common equity Tier 1 ratio by approximately 23% and (as measured in basis points) 0.1%, respectively, and dilutive to Atlantic Union’s tangible book value per share and tangible common equity ratio by approximately 8% and (as measured in basis points) 0.2%, respectively.

The last full paragraph on page 86 is amended and restated as follows:

The Atlantic Union board of directors retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Sandy Spring, Atlantic Union, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument. As of October 20, 2024, the date of its fairness opinion, Morgan Stanley and its affiliates held, on a proprietary basis, less than 1% and less than 1.5% of the outstanding common stock of each of the Atlantic Union and Sandy Spring, respectively, excluding, for the avoidance of doubt, in the case of Atlantic Union, any shares subject to the forward sale agreements.

The section of the joint proxy statement/prospectus entitled “The Merger—Opinion of Sandy Spring’s Financial Advisor” starting on page 91 is hereby supplemented as follows:

The third full paragraph on page 96 is amended and restated as follows:

Atlantic Union and Sandy Spring Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Atlantic Union and Sandy Spring to 15 selected major exchange-traded banks headquartered in the Mid-Atlantic region of the United States or Virginia, West Virginia, North Carolina, South Carolina or Georgia with total assets between $10 billion and $35 billion. Live Oak Bancshares, Inc., Customers Bancorp, Inc. and banks headquartered in Puerto Rico were excluded from the selected companies. Live Oak Bancshares, Inc. and Customers Bancorp, Inc. were excluded from the selected companies in the “Atlantic Union and Sandy Spring Selected Companies Analysis” due to their respective specialty business models.

The following paragraph is added immediately below the first table on page 98:

The low and high stock price-to-tangible book value per share multiples of the selected companies in the “Atlantic Union and Sandy Spring Selected Companies Analysis” were 0.63x and 4.18x, respectively, the low and high stock price-to-LTM core EPS multiples of the selected companies were 10.4x and 17.4x, respectively, the low and high stock price-to-2024 estimated EPS multiples of the selected companies were 10.7x and 18.8x, respectively, and the low and high stock price-to-2025 estimated EPS multiples of the selected companies were 8.8x and 15.9x, respectively, the low and high stock price-to-2026 estimated EPS multiples of the selected companies were 7.6x and 13.3x.

The following paragraph is added immediately below the first table on page 99:

The low and high transaction price-to-tangible book value multiples of the selected transactions in the “Selected Transactions Analysis” were 0.97x and 1.84x, respectively, the low and high pay-to-trade ratios of the selected transactions were 0.65x and 1.27x, respectively, the low and high core deposit premiums of the selected transactions were -0.5% and 10.4%, respectively, the low and high price per common share to Core LTM EPS multiples of the selected transactions were 7.2x and 16.5x, respectively, the low and high price per share to Core LTM EPS pay-to-trade ratios of the selected transactions were 0.63x and 1.38x, respectively, the low and high price per share to NTM EPS of the selected transactions were 9.9x and 17.3x, respectively, the low and high one-day market premiums of the selected transactions were -0.3% and 54.9%.

The first full paragraph on page 100 is amended and restated as follow:

Financial Impact Analysis.   KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Atlantic Union and Sandy Spring. Using (i) closing balance sheet estimates assumed as of June 30, 2025 for Atlantic Union and Sandy Spring taken from publicly available consensus “street estimates,” (ii) publicly available EPS consensus “street estimates” of Atlantic Union and Sandy Spring, and (iii) pro forma assumptions (including, without limitation, the cost savings expected to result from the merger as well as certain purchase accounting adjustments and other merger-related adjustments and restructuring charges assumed with respect thereto and assumptions relating to the Atlantic Union share issuance and the CRE loan portfolio sale) provided by Atlantic Union management, KBW analyzed the potential financial impact of the merger on certain projected financial results of Atlantic Union. This analysis indicated the merger (including the impact of the Atlantic Union share issuance and the CRE loan portfolio sale) could be accretive to Atlantic Union’s estimated 2025 EPS (assuming full year impact) and estimated 2026 EPS by 15.5% and 22.8%, respectively, and could be dilutive to Atlantic Union’s estimated tangible book value per share at closing assumed as of June 30, 2025 by 8.2%. Furthermore, the analysis indicated that, pro forma for the merger and the Atlantic Union share issuance and the CRE loan portfolio sale, each of Atlantic Union’s tangible common equity to tangible assets ratio, Tier 1 Leverage Ratio, Common Equity Tier 1 Ratio and Tier 1 Capital Ratio at closing assumed as of June 30, 2025 could be lower and Atlantic Union’s Total Risk Based Ratio at closing assumed as of June 30, 2025 could be higher. For all of the above analysis, the actual results achieved by Atlantic Union following the merger may vary from the projected results, and the variations may be material.

The following paragraph is added below the last full paragraph on page 101:

The ranges of discount rates assumed in the “Sandy Spring Dividend Discount Model Analysis,” the “Atlantic Union Dividend Discount Model Analysis” and the “Illustrative Pro Forma Combined Dividend Discount Model Analysis” of 12.0% to 14.0% in all three analyses were selected by taking into account capital asset pricing model implied cost of capital calculations.

The first full paragraph on page 102 is amended and restated as follows:

Pursuant to the KBW engagement agreement, Sandy Spring agreed to pay KBW a cash fee equal to 1.1% of the aggregate merger consideration, which was estimated as of January 23, 2025 to be approximately $16.8 million, $2.5 million of which became payable to KBW with the rendering of KBW’s opinion and the balance of which is contingent upon the closing of the merger. Sandy Spring also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. Other than in connection with the present engagement, in the two years preceding the date of its opinion, KBW did not provide investment banking or financial advisory services to Sandy Spring. In the two years preceding the date of its opinion, KBW did not provide investment banking or financial advisory services to Atlantic Union. KBW may in the future provide investment banking and financial advisory services to Sandy Spring or Atlantic Union and receive compensation for such services.

The section of the joint proxy statement/prospectus entitled “The Merger—Governance of Atlantic Union After the Merger” beginning on page 111 is hereby supplemented as follows:

The following paragraph is added after the third full paragraph on page 111:

The directors of the surviving corporation will receive compensation for their service as directors. The compensation received by Atlantic Union’s directors for 2023 is described in Atlantic Union’s definitive proxy statement relating to its 2024 annual meeting of shareholders, which was filed with the SEC on March 26, 2024, and the compensation received by Atlantic Union’s directors for 2024 will be described in Atlantic Union’s proxy statement relating to its 2025 annual meeting of shareholders, when available, and in any information that Atlantic Union files with the SEC that updates or supersedes that information.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Form 8-K constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Atlantic Union and Sandy Spring, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of Atlantic Union or Sandy Spring or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;

•	the failure to obtain the remaining necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction) and the possibility that the proposed transaction does not close when expected or at all because required regulatory approval, the approval by Atlantic Union’s shareholders or Sandy Spring’s stockholders, or other approvals and the other conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Atlantic Union or Sandy Spring;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Atlantic Union and Sandy Spring operate;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the impact of purchase accounting with respect to the proposed transaction, or any change in the assumptions used regarding the assets acquired and liabilities assumed to determine their fair value and credit marks;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions of Atlantic Union’s or Sandy Spring’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	a material adverse change in the financial condition of Atlantic Union or Sandy Spring; changes in Atlantic Union’s or Sandy Spring’s share price before closing;

•	risks relating to the potential dilutive effect of shares of Atlantic Union’s common stock to be issued in the proposed transaction;

•	general competitive, economic, political and market conditions;

•	major catastrophes such as earthquakes, floods or other natural or human disasters, including infectious disease outbreaks;

•	other factors that may affect future results of Atlantic Union or Sandy Spring, including, among others, changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates; deposit flows; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

These factors are not necessarily all of the factors that could cause Atlantic Union’s, Sandy Spring’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm Atlantic Union’s, Sandy Spring’s or the combined company’s results.

Although each of Atlantic Union and Sandy Spring believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Atlantic Union or Sandy Spring will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in (i) Atlantic Union’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000883948/000088394824000030/aub-20231231x10k.htm), quarterly reports on Form 10-Q, Current Reports on Form 8-K and other documents subsequently filed by Atlantic Union with the Securities Exchange Commission (“SEC”), (ii) in Sandy Spring’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/824410/000082441024000011/sasr-20231231.htm), and its other filings with the SEC and quarterly reports on Form 10-Q, Current Reports on Form 8-K and other documents subsequently filed by Sandy Spring with the SEC and (iii) the definitive joint proxy statement/prospectus related to the proposed transaction, which was filed by Atlantic Union with the SEC on December 17, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/883948/000110465924129289/tm2428626-7_424b3.htm).

The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Atlantic Union, Sandy Spring or each of their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Atlantic Union and Sandy Spring urge you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made by Atlantic Union and Sandy Spring. Forward-looking statements speak only as of the date they are made and Atlantic Union and/or Sandy Spring undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law. All forward-looking statements attributable to Atlantic Union, Sandy Spring, the combined company, or persons acting on Atlantic Union or Sandy Spring's behalf, are expressly qualified in their entirety by the cautionary statements set forth above.

Important Additional Information about the Transaction and Where to Find It

This Current Report on Form 8-K does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Atlantic Union filed with the SEC a Registration Statement on Form S-4 on November 21, 2024 (the “Registration Statement”), as amended on December 13, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/883948/000110465924128354/tm2428626-4_s4a.htm), to register the shares of Atlantic Union capital stock to be issued in connection with the proposed transaction. The Registration Statement includes a joint proxy statement of Atlantic Union and Sandy Spring and also includes a prospectus of Atlantic Union. The Registration Statement was declared effective by the SEC on December 17, 2024. Sandy Spring filed a definitive joint proxy statement/prospectus on December 17, 2024 (and which is available at available at https://www.sec.gov/Archives/edgar/data/824410/000110465924129292/tm2428626-8_defm14a.htm), and it was first mailed to Sandy Spring stockholders on December 18, 2024.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS, SHAREHOLDERS OF ATLANTIC UNION AND STOCKHOLDERS OF SANDY SPRING ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, AS AMENDED, WHICH IS AVAILABLE AT https://www.sec.gov/Archives/edgar/data/883948/000110465924128354/tm2428626-4_s4a.htm AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, WHICH IS AVAILABLE AT https://www.sec.gov/Archives/edgar/data/883948/000110465924129289/tm2428626-7_424b3.htm, AS WELL AS ANY OTHER RELEVANT AMENDMENTS  THERETO, DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING ATLANTIC UNION, SANDY SPRING, THE TRANSACTION AND RELATED MATTERS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ATLANTIC UNION, SANDY SPRING AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval with respect to the proposed transaction between Atlantic Union and Sandy Spring. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A copy of the Registration Statement, the definitive joint proxy statement/prospectus, as well as other filings containing information about Atlantic Union and Sandy Spring, may be obtained, free of charge, at the SEC’s website (http://www.sec.gov). You are also able to obtain these documents, free of charge, from Atlantic Union by accessing Atlantic Union’s website at https://investors.atlanticunionbank.com or from Sandy Spring by accessing Sandy Spring’s website at https://sandyspringbancorp.q4ir.com/overview/default.aspx. Copies of the Registration Statement, the definitive joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference therein can also be obtained, without charge, by directing a request to Atlantic Union Investor Relations, 4300 Cox Road, Glen Allen, Virginia 23060, or by calling (804) 448-0937, or to Sandy Spring by directing a request to Sandy Spring Investor Relations, 17801 Georgia Avenue, Olney, Maryland 20832 or by calling (301) 774-8455. The information on Atlantic Union’s or Sandy Spring’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Atlantic Union, Sandy Spring and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Atlantic Union and stockholders of Sandy Spring in connection with the proposed transaction.

Information about the interests of the directors and executive officers of Atlantic Union and Sandy Spring and other persons who may be deemed to be participants in the solicitation of shareholders of Atlantic Union and stockholders of Sandy Spring in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, is included in Atlantic Union’s definitive joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on December 17, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/883948/000110465924129289/tm2428626-7_424b3.htm).

Information about the directors and executive officers of Atlantic Union and their ownership of Atlantic Union common stock is also set forth in the definitive proxy statement for Atlantic Union’s 2024 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 26, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000883948/000155837024003888/aub-20240507xdef14a.htm). Information about the directors and executive officers of Atlantic Union, their ownership of Atlantic Union common stock, and Atlantic Union’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in Atlantic Union’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 22, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000883948/000088394824000030/aub-20231231x10k.htm), and in the sections entitled “Corporate Governance,” “Executive Officers” and “Stock Ownership of Directors, Executive Officers and Certain Beneficial Owners” included in Atlantic Union’s definitive proxy statement in connection with its 2024 Annual Meeting of Shareholders, as filed with the SEC on March 26, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000883948/000155837024003888/aub-20240507xdef14a.htm). To the extent holdings of Atlantic Union’s common stock by the directors and executive officers of Atlantic Union have changed from the amounts of Atlantic Union’s common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

Information about the directors and executive officers of Sandy Spring and their ownership of Sandy Spring common stock can also be found in Sandy Spring’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April 10, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/824410/000119312524091479/d784978ddef14a.htm) and other documents subsequently filed by Sandy Spring with the SEC. Information about the directors and executive officers of Sandy Spring, their ownership of Sandy Spring common stock, and Sandy Spring’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in Sandy Spring’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 20, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/824410/000082441024000011/sasr-20231231.htm), and in the sections entitled “Corporate Governance,” “Transactions with Related Persons” and “Stock Ownership Information” included in Sandy Spring’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April 10, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/824410/000119312524091479/d784978ddef14a.htm). To the extent holdings of Sandy Spring common stock by the directors and executive officers of Sandy Spring have changed from the amounts of Sandy Spring common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SANDY SPRING BANCORP, INC.
(Registrant)

Date: January 24, 2025	By:	/s/ Aaron M. Kaslow
Aaron M. Kaslow
Executive Vice President, Chief Administrative Officer and General Counsel